Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT boosts PH Hyperscale readiness with Jupiter Cable landing inauguration”.

July 11, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 16-1 and 4-31 in relation to a press release entitled “PLDT boosts PH Hyperscale readiness with Jupiter Cable landing inauguration”. We have attached a copy of the press release to the aforementioned forms.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	July 11, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT boosts PH Hyperscale readiness with Jupiter Cable landing inauguration”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

July 11, 2022

PLDT Inc.

TEL

PSE Disclosure Form 16-1 – Update on Corporate Actions/

Material Transactions/Agreements

References: SRC Rule 17 (SEC Form 17-C) and

Section 16 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT boosts PH Hyperscale readiness with Jupiter Cable landing inauguration
Background/Description of the Disclosure

The country’s largest integrated telco, PLDT Inc. (“PLDT”) marked another milestone as it leads the Jupiter Cable System landing ceremony in Daet, Camarines Norte. The inauguration of Jupiter’s Philippine link in the telco’s cable landing station was attended by Camarines Norte Vice Governor Joseph Ascutia, Mayor Benito Ochoa of the municipality of Daet, and key PLDT executives.

The Jupiter Cable system serves as an international highway for global data traffic to reach the Philippines. It is expected to exponentially boost the country’s international capacity to the USA and Japan, further encourage the global trade of digital services, and as a result propel the country’s digital economy.

The Jupiter Cable System is the latest addition to PLDT’s 16 international cables routing critical data traffic going in and out of the country. It traverses the Pacific Ocean from North America connecting directly to Maruyama and Shima in Japan and to Daet, Camarines Norte in the Philippines.

It is now the fastest cable system between the Philippines and the United States. Once fully equipped, it is anticipated to increase PLDT’s international capacity of 20 Terabit/s to about 60 Terabit/s. PLDT’s growing investments in undersea fiber links reinforces the company’s strong commitment in building data capacity and network resiliency to help fortify the digital competitiveness of the Philippines and serve the massive demand of hyperscalers.

Jupiter is the first international submarine cable system in the Philippines to use an Open Cable Model that allows PLDT to power up and deliver hyperscale bandwidth more quickly to enterprises across the world. With sustainability as top priority, Jupiter was deployed through horizontal directional drilling to lessen environmental disturbance and support marine life preservation.

This milestone immensely strengthens PLDT’s strategy in helping it position the Philippines as the next hyperscaler hub of Asia-Pacific and enriching the country’s Hyperscale Ecosystem that is comprised of connected digital infrastructures such as data centers, subsea cables, domestic fiber network, 5G, cloud, and IOT.

Other Relevant Information

PLDT commits to boost the hyperscale readiness of the country by investing in digital infrastructure that enable the digital adoption and automation of industries and businesses across all economic sectors, helping accelerate growth, demand, and consumption of digital services, ultimately helping uplift the quality of life of Filipinos. PLDT’s investment in the Jupiter Cable System reinforces the company’s long-standing commitment to help the Philippines attain UNSDG 9: Industry, Innovation, and Infrastructure.

Please refer to the attached Press Release.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	July 11, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT boosts PH Hyperscale readiness with Jupiter Cable landing inauguration”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

July 11, 2022

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release

References: SRC Rule 17 (SEC Form 17-C) and

Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press release entitled “PLDT boosts PH Hyperscale readiness with Jupiter Cable landing inauguration”
Background/Description of the Disclosure

T The country’s largest integrated telco, PLDT Inc. (“PLDT”) marked another milestone as it leads the Jupiter Cable System landing ceremony in Daet, Camarines Norte. The inauguration of Jupiter’s Philippine link in the telco’s cable landing station was attended by Camarines Norte Vice Governor Joseph Ascutia, Mayor Benito Ochoa of the municipality of Daet, and key PLDT executives.

The Jupiter Cable system serves as an international highway for global data traffic to reach the Philippines. It is expected to exponentially boost the country’s international capacity to the USA and Japan, further encourage the global trade of digital services, and as a result propel the country’s digital economy.

The Jupiter Cable System is the latest addition to PLDT’s 16 international cables routing critical data traffic going in and out of the country. It traverses the Pacific Ocean from North America connecting directly to Maruyama and Shima in Japan and to Daet, Camarines Norte in the Philippines.

It is now the fastest cable system between the Philippines and the United States. Once fully equipped, it is anticipated to increase PLDT’s international capacity of 20 Terabit/s to about 60 Terabit/s. PLDT’s growing investments in undersea fiber links reinforces the company’s strong commitment in building data capacity and network resiliency to help fortify the digital competitiveness of the Philippines and serve the massive demand of hyperscalers.

Jupiter is the first international submarine cable system in the Philippines to use an Open Cable Model that allows PLDT to power up and deliver hyperscale bandwidth more quickly to enterprises across the world. With sustainability as top priority, Jupiter was deployed through horizontal directional drilling to lessen environmental disturbance and support marine life preservation.

This milestone immensely strengthens PLDT’s strategy in helping it position the Philippines as the next hyperscaler hub of Asia-Pacific and enriching the country’s Hyperscale Ecosystem that is comprised of connected digital infrastructures such as data centers, subsea cables, domestic fiber network, 5G, cloud, and IOT.

Other Relevant Information

PLDT commits to boost the hyperscale readiness of the country by investing in digital infrastructure that enable the digital adoption and automation of industries and businesses across all economic sectors, helping accelerate growth, demand, and consumption of digital services, ultimately helping uplift the quality of life of Filipinos. PLDT’s investment in the Jupiter Cable System reinforces the company’s long-standing commitment to help the Philippines attain UNSDG 9: Industry, Innovation, and Infrastructure.

Please refer to the attached Press Release.

PLDT boosts PH Hyperscale readiness with

Jupiter Cable landing inauguration

MANILA, 11th July 2022 - The Philippines’ largest fully integrated telco, PLDT, marked another milestone as it leads the Jupiter Cable System landing ceremony in Daet, Camarines Norte. The inauguration of Jupiter’s Philippine link in the telco’s cable landing station was attended by Camarines Norte Vice Governor Joseph Ascutia, Mayor Benito Ochoa of the municipality of Daet, and key PLDT executives.

“We are grateful to the local government of Camarines Norte for the support that they have extended to make the landing of Jupiter a success. This new cable system significantly advances not just PLDT’s digital infrastructure, but more importantly, the overall digital readiness of the country as well,” said PLDT and Smart FVP and Head of Enterprise Business Group Jojo G. Gendrano.

“The Jupiter Cable system serves as an international highway for global data traffic to reach the Philippines. It is expected to exponentially boost the country’s international capacity to the USA and Japan, further encourage the global trade of digital services, and as a result propel the country’s digital economy,” Gendrano added.

The Jupiter Cable System is the latest addition to PLDT’s 16 international cables routing critical data traffic going in and out of the country. It traverses the Pacific Ocean from North America connecting directly to Maruyama and Shima in Japan and to Daet, Camarines Norte in the Philippines.

It is now the fastest cable system between the Philippines and the United States. Once fully equipped, it is anticipated to increase PLDT’s international capacity of 20 Terabit/s to about 60 Terabit/s. PLDT’s growing investments in undersea fiber links reinforces the company’s strong commitment in building data capacity and network resiliency to help fortify the digital competitiveness of the Philippines and serve the massive demand of hyperscalers.

Jupiter is the first international submarine cable system in the Philippines to use an Open Cable Model that allows PLDT to power up and deliver hyperscale bandwidth more quickly to enterprises across the world. With sustainability as top priority, Jupiter was deployed through horizontal directional drilling to lessen environmental disturbance and support marine life preservation.

“The PLDT Group has robust domestic and international cable systems with an unrivaled capacity among local providers. Our expansive participation in international submarine cable systems, especially now with Jupiter, enables our initiatives to support hyperscalers – the next growth engine of the country’s digital economy,” said Gene C. Sanchez, PLDT Enterprise VP & Head of Global Capacity Strategy.

“This milestone immensely strengthens our strategy in helping us position the Philippines as the next hyperscaler hub of Asia-Pacific and enriching the country’s Hyperscale Ecosystem that is comprised of connected digital infrastructures such as data centers, subsea cables, domestic fiber network, 5G, cloud, and IOT,” Sanchez continued.

PLDT commits to boost the hyperscale readiness of the country by investing in digital infrastructure that enable the digital adoption and automation of industries and businesses across all economic sectors, helping accelerate growth, demand, and consumption of digital services, ultimately helping uplift the quality of life of Filipinos. PLDT’s investment in the Jupiter Cable System reinforces the company’s long-standing commitment to help the Philippines attain UNSDG 9: Industry, Innovation, and Infrastructure.

[END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  July 11, 2022